TAG Oil Announces Annual and Special Meeting Results

Vancouver, British Columbia – December 19, 2008 – oil and gas producer and explorer, TAG Oil Ltd. (TSX-V: TAO / OTCBB: TAGOF), announces today that the shareholders elected Messrs Garth Johnson, John Vaccaro, Dan Brown and Giuseppe (Pino) Perone to the Board of the Company at its annual and special meeting held on December 19, 2008. Shareholders also approved the Company’s share option plan, the proposed share consolidation and to change the name of the Company. The approved share consolidation authorizes the Board to consolidate the issued and outstanding common shares of TAG on the basis of every five existing common shares being consolidated into one new common share.

TAG Oil, CEO Garth Johnson commented, “I would like to thank our shareholders for their show of continued support. TAG is in a strong position for future growth with a cash flowing asset, no debt, some exciting exploration opportunities on our current properties and sufficient working capital to conduct business for the foreseeable future.”

Contact:

Garth Johnson, CEO
 1-604-609-3350.
 http://www.tagoil.com/

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.